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FOR IMMEDIATE RELEASE
---------------------


                  WALTER FORBES STEPS DOWN AS CENDANT CHAIRMAN

                   CEO HENRY SILVERMAN ELECTED NEW CHAIRMAN

                         NINE CUC BOARD MEMBERS RESIGN;
                 ONE ADDITIONAL DIRECTOR TO LEAVE BY YEAR-END

            80% VOTE ON CORPORATE GOVERNANCE PROVISIONS ELIMINATED


PARSIPPANY, NJ, JULY 28, 1998--Cendant Corporation [NYSE:CD] today announced that Walter A. Forbes resigned as Chairman of the Company and as a member of the Board of Directors, effective immediately. Henry R. Silverman, Chief Executive Officer of Cendant, was unanimously elected by the Board of Directors to be Chairman and will continue to serve as CEO and President.

Nine members of the Board formerly associated with CUC International, including Mr. Forbes, also resigned effective immediately. One other Board member formerly associated with CUC will leave the Board by year end, leaving Cendant with 18 directors.

The Board also voted to eliminate the governance plan adopted as part of the CUC-HFS merger, including the 80% super-majority provisions of the Company's By-Laws which include limitations on the removal of the Chairman and the CEO. In addition, the Board rescheduled Cendant's annual meeting of shareholders for October 1, 1998.

Mr. Silverman said, "Walter Forbes's decision and the corporate governance changes approved today end any uncertainty about the future direction and leadership of Cendant. That uncertainty was a serious impediment to conducting our business and the process of restoring trust in our company.

"Now we can focus all of our energies on rebuilding confidence in our Company and value for Cendant's shareholders," Mr. Silverman added. "The company's earnings and cash flow remain strong. We have some of the most valuable businesses in the world. Most importantly, we have outstanding people who are passionate about Cendant and its future."

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Commenting on his action, Mr. Forbes said, "I leave with tremendous confidence in the future success of Cendant. The vision and rationale behind its creation remain as compelling as ever. Its business fundamentals are strong. The operations are sound and profitable. The opportunities for synergy are numerous. The action I am taking today eliminates speculation about the future leadership of Cendant and helps the company focus all of its attention and resources on restoring the faith of its shareholders, its customers and its people."

(Note: full statements by Mr. Silverman and Mr. Forbes are attached)

             TERMS OF SEVERANCE AGREEMENT WITH MR. FORBES OUTLINED
The severance agreement reached with Mr. Forbes gives him the benefits required by his contract should he be terminated for reasons other than for cause. These benefits total $35 million in cash and include the grant of certain options. In addition, the Company provided a limited release for Mr. Forbes. The payments to Mr. Forbes will cause Cendant to record an unusual expense of approximately $0.03 per share in the third quarter.

                   BOARD MEMBERS RESIGN, SIZE OF BOARD REDUCED
The immediate departure of nine Directors formerly associated with CUC, and the planned departure of one additional CUC Director, Frederick D. Green, will result in Cendant having a Board with 18 Directors. Mr. Green, Chairman of the Audit Committee, has agreed to resign effective upon completion of the final Audit Committee report.

Certain matters discussed in this news release and the attached statements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to, the outcome of the Audit Committee's investigation; uncertainty as to the Company's future profitability; the Company's ability to develop and implement operational and financial systems to manage rapidly growing operations; competition in the Company's existing and potential future lines of business; the Company's ability to integrate and operate successfully acquired businesses and the risks associated with such businesses; the Company's ability to obtain financing on acceptable terms to finance the Company's growth strategy and for the Company to operate within the limitations imposed by financing arrangements; uncertainty as to the future profitability of acquired businesses; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.


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Cendant is the world's premier provider of consumer and business services.
Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. Headquartered in Parsippany, NJ, the company has more than 40,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.



Contacts:
Media:
Jim Fingeroth/Victoria Weld
Kekst and Company
212/521-4800

Investor Contact:
David M. Johnson
Cendant
973/496-7909

For Mr. Forbes:
Nicole Reilly
212/885-0353




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                        STATEMENT FROM HENRY SILVERMAN
                 CHIEF EXECUTIVE OFFICER, CENDANT CORPORATION

During the past three months, the shareholders and people of Cendant have suffered unfairly from an unconscionable fraud perpetrated against the company by a few individuals at the former CUC International. It has tarnished our company's reputation and created public uncertainty and speculation about the future leadership of Cendant.

Like every other shareholder and employee, I am outraged at what has transpired. We intend to take appropriate action against those who conducted these fraudulent activities, and will continue cooperating fully with law enforcement authorities.

At the same time, we have an obligation to our shareholders and everyone associated with Cendant to move ahead with the business of our company. We must do everything we can to put this episode behind us, to eliminate the cloud hanging over this company, to dispel all of the uncertainty generated by recent events. As others have noted, its has been difficult for Cendant to rebuild trust in our company while this uncertainty exists.

The corporate governance changes approved today by our Board of Directors end any uncertainty about the future direction and leadership of Cendant. We can now rebuild trust in our company. We can focus all of our energies on rebuilding value for Cendant's shareholders. The company's earnings and cash flow remain strong. We have some of the most valuable businesses in the world. Most importantly, we have outstanding people who are passionate about Cendant and its future.

I look forward to working with all of the people of Cendant to move our company forward, build on our unique combination of strengths and realize the full potential of this great enterprise.







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                         STATEMENT FROM WALTER FORBES
                         CHAIRMAN, CENDANT CORPORATION


Together with many talented, hard working and decent people, I devoted 25 years of my life to creating and building CUC International, which became an innovative force in developing and marketing consumer services. In combining with HFS, another great company, CUC became part of an enterprise with extraordinary energy and vision - and an unsurpassed ability to capitalize on rapidly changing consumer markets.

However, the people of Cendant and its shareholders have suffered in recent months as a result of fraudulent conduct and the uncertainty it has created. Today, it is apparent that the actions of a few have profoundly hurt us all. And, as I have said on many occasions, I had absolutely no knowledge of the accounting irregularities. However, I now believe it is in the best interest of our shareholders and employees to resolve this uncertainty.

I leave with tremendous confidence in the future success of Cendant. The vision and rationale behind its creation remain as compelling as ever. Its business fundamentals are strong. The operations are sound and profitable. The opportunities for synergy are numerous. The action I am taking today eliminates speculation about the future leadership of Cendant and helps the company focus all of its attention and resources on restoring the faith of its shareholders, its customers and its people.

I am proud to have helped create one of the most dynamic consumer enterprises in the world. I am grateful to all those bright, dedicated individuals with whom I have had the chance to work. I have an unshakable faith in Cendant's ability to create value for its shareholders, business partners and customers for many years to come. I wish everyone associated with the company the very best as it fulfills that mission.


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